UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Westinghouse Air Brake Technologies Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

929740108
(CUSIP Number)

Christoph A. Pereira

Vice President, Chief Risk Officer and Chief Corporate Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

617-433-2952

With a Copy to:

William L. Taylor

Michael Kaplan

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

Facsimile: (212) 701-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 929740108	Page 2 of 9 Pages

1	Names of Reporting Person General Electric Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 22,533,671 (1)(2)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 22,533,671 (1)(2)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,533,671 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 11.8% (1)
14	Type of Reporting Person (See Instructions) CO

______________________

(1)	See Item 5 of this Schedule 13D (as defined below).
(2)	The above referenced shares of Common Stock (as defined below) includes 3,515,464 shares of Common Stock underlying the approximately 1,219.9922 shares of Convertible Preferred Stock (as defined below) held by General Electric Company. As described in further detail in Item 6 of this Schedule 13D (as defined below), General Electric Company is restricted in its ability to sell, transfer or otherwise divest any (i) subject shares, (ii) preferred shares or (iii) any other securities (each as defined below) until November 1, 2019. General Electric Company is subject to certain disposal requirements as discussed in Item 6 of this Schedule 13D. The shares of Convertible Preferred Stock will automatically convert into shares of Common Stock upon the sale of such shares by General Electric Company to a third party, as discussed below.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2019 by General Electric Company, a corporation incorporated under the laws of the State of New York (“GE” or the “Reporting Person”), with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec” or the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Schedule I to this Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated as follows:

In addition to the Merger Agreement and Separation Agreement, on February 25, 2019, GE, SpinCo, Wabtec and Merger Sub entered into a letter agreement (the “Letter Agreement”) relating to GE’s right to designate up to three individuals (the “New Board Designees”) for appointment to the board of directors of Wabtec (the “Wabtec Board”) as contemplated by the Merger Agreement. Subject to certain withdrawal and confirmation rights of GE, and to Wabtec’s approval right (acting through the Nomination and Corporate Governance Committee of the Wabtec Board as described below), each as set forth in the Letter Agreement, (i) the first New Board Designee will be appointed by March 27, 2019, (ii) the second New Board Designee will be appointed by August 25, 2019 and (iii) the third New Board Designee will be appointed by February 25, 2020; provided that GE’s right to designate a third New Board Designee is conditioned upon GE owning on February 25, 2020 a portion of the Common Stock and/or the Convertible Preferred Stock it received in the Merger in respect of the SpinCo Class C preferred stock. Each New Board Designee is required to qualify as an independent director under the rules of the New York Stock Exchange and be reasonably acceptable to the Nomination and Corporate Governance Committee of the Wabtec Board. As of the date of this Amendment No. 1, discussions are ongoing regarding the person to be selected as the first New Board Designee under the Letter Agreement. At the direction of GE, (i) one New Board Designee will be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec’s stockholders that occurs after the Merger, (ii) one New Board Designee will be assigned to the class of directors that is up for reelection at the second annual meeting of Wabtec’s stockholders that occurs after the Merger and (iii) one New Board Designee will be assigned to the class of directors that is up for reelection at the third annual meeting of Wabtec’s stockholders that occurs after the Merger. Further, if any New Board Designee becomes a member of the Wabtec Board after the date that is six months prior to the date of Wabtec’s next annual meeting of stockholders after he or she becomes a member of the Wabtec Board (for such New Board Designee, the “Next Stockholders Meeting”) and prior to the date on which Wabtec commences mailing its proxy statement for such Next Stockholders Meeting (the “Next Proxy Mailing Date”), then such New Board Designee may require Wabtec to (i) nominate such New Board Designee for election at the Next Stockholders Meeting, (ii) recommend that Wabtec’s stockholders vote in favor of the election of such New Board Designee and (iii) use no less rigorous efforts to support the election of such New Board Designee than the efforts used to support each other nominee of the Wabtec Board up for election at the Next Stockholders Meeting. If any New Board Designee becomes a member of the Wabtec Board after the Next Proxy Mailing Date and prior to the date of the Next Stockholders Meeting, then such New Board Designee may require Wabtec to cause such New Board Designee to be re-appointed to the Wabtec Board as of immediately following the Next Stockholders Meeting (and to be re-assigned to the class of directors that was elected at the Next Stockholders Meeting).

Item 4 is also hereby amended and supplemented by adding the following at the end:

On May 1, 2019, GE entered into an underwriting agreement (the “Underwriting Agreement”) with Wabtec and Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters listed in Schedule I thereto (the “Underwriters”), relating to an underwritten secondary public offering by GE of 22,000,000 shares of Common Stock (issuable upon the conversion of approximately 7,634.7894 shares of Convertible Preferred Stock) (the “Offering”). Under the terms of the Underwriting Agreement, the Underwriters were granted a 30-day option period to purchase from GE up to an additional 3,300,000 shares of Common Stock (issuable upon the conversion of up to approximately 1,145.2184 shares of Convertible Preferred Stock). On May 2, 2019, the Underwriters exercised in full their option to purchase additional shares provided for by the Underwriting Agreement.

In the aggregate, the Reporting Person sold approximately 8,780.0078 shares of Convertible Preferred Stock at a price of $204,910.366437 per share (equal to the product of (x) $71.11125 per share of Common Stock issuable upon conversion of the Convertible Preferred Stock multiplied by (y) the conversion rate of 2,881.5464), for aggregate net proceeds in the amount of $1,799,114,451.69 before deducting offering expenses. Immediately following the settlement of the Offering, the Reporting Person held 22,533,671 shares of Common Stock on an as-converted basis (including 3,515,464 shares of Common Stock issuable upon the conversion of approximately 1,219.9922 shares of Convertible Preferred Stock). The Offering was made pursuant to an automatic shelf registration statement (333-231125) filed by Wabtec with the Securities and Exchange Commission on April 30, 2019 (the “Registration Statement”). The Offering closed on May 6, 2019.

In connection with the Offering, pursuant to the Underwriting Agreement and subject to specified exceptions, GE agreed for a period of 180 days from May 1, 2019 not to, without the consent of the representatives of the Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock (other than the shares of Convertible Preferred Stock sold in the Offering and shares of Common Stock issuable upon conversion thereof) (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or request the filing of any registration statement of the Issuer in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise (the “Underwriters’ Lock-Up”). The restrictions set forth in the Underwriters’ Lock-Up are separate and distinct from the restriction on GE’s ability to sell, transfer or otherwise divest any (i) subject shares, (ii) preferred shares or (iii) any other securities until November 1, 2019 (as provided for in the Shareholders Agreement).

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5 (a) - (b) are hereby amended and restated in their entirety as follows:

The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto is incorporated by reference. The Reporting Person is the beneficial owner of 22,533,671 shares of Common Stock on an as-converted basis, constituting 19,018,207 shares of Common Stock and 3,515,464 shares of Common Stock underlying the approximately 1,219.9922 shares of Convertible Preferred Stock. Such shares represent approximately 11.8% of the shares of outstanding Common Stock (on an as-converted basis assuming the conversion of all shares of Convertible Preferred Stock). Such percentage is calculated based on a total of 191,633,064 shares of Common Stock (which is comprised of 162,817,600 outstanding shares of Common Stock as of March 31, 2019 as set forth in the Registration Statement, plus (i) the 3,515,464 shares of Common Stock underlying the remaining Convertible Preferred Stock held by the Reporting Person, and (ii) the 25,300,000 shares of Common Stock outstanding upon the conversion of the 8,780.007 shares of Convertible Preferred Stock sold in connection with the Offering).

To the Reporting Person’s knowledge, the following persons beneficially own the shares of Common Stock set forth below:

•	Sébastien M. Bazin, Director, General Electric Company, holds 0 shares of Common Stock;

•	W. Geoffrey Beattie, Director, General Electric Company, holds 4,752 shares of Common Stock;[1]

•	H. Lawrence Culp, Jr., Chief Executive Officer and Director, General Electric Company, holds 3,213 shares of Common Stock;

•	Francisco D’Souza, Director, General Electric Company, holds 813 shares of Common Stock;

•	Edward P. Garden, Director, General Electric Company, holds 0 shares of Common Stock;[2]

•	Thomas W. Horton, Director, General Electric Company, holds 0 shares of Common Stock;

•	Risa Lavizzo-Mourey, Director, General Electric Company, holds 80 shares of Common Stock;

•	Catherine Lesjak, Director, General Electric Company, holds 0 shares of Common Stock;

•	James J. Mulva, Director, General Electric Company, holds 22 shares of Common Stock;

•	Paula Rosput Reynolds, Director, General Electric Company, holds 84 shares of Common Stock;

•	Leslie F. Seidman, Director, General Electric Company, holds 0 shares of Common Stock;

•	James S. Tisch, Director, General Electric Company, holds 19,013 shares of Common Stock;[3]

•	L. Kevin Cox, Senior Vice President, Chief Human Resources Officer, General Electric Company, holds 5 shares of Common Stock;

•	Michael J. Holston, Senior Vice President, General Counsel & Secretary, General Electric Company, holds 0 shares of Common Stock;

•	David L. Joyce, Vice Chairman, General Electric Company, holds 3,037 shares of Common Stock;

•	Jamie S. Miller, Senior Vice President and Chief Financial Officer, General Electric Company, holds 0 shares of Common Stock;

___________________________

1 This number consists of 88 shares of Common Stock owned by family trusts, 368 shares of Common Stock owned through a holding company and 4,296 shares of Common Stock held through an investment company. Mr. Beattie disclaims beneficial ownership of the shares held through the investment company.

2 This number would include shares of Common Stock, if any, owned by the Trian Entities (as defined below). Trian Fund Management, L.P. (“Trian”), an institutional investment manager, serves as the management company for Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund G-III, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian SPV (Sub) X, L.P., Trian Partners Strategic Fund-K, L.P. and Trian Partners Strategic Fund-C, Ltd. (collectively, the “Trian Entities”) and as such determines the investment and voting decisions of the Trian Entities with respect to shares of Common Stock held by them. Mr. Garden is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. Garden may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) any shares of Common Stock owned by the Trian Entities, although he would disclaim beneficial ownership of any such shares for all other purposes.

3 This number consists of 2,900 shares of Common Stock owned by a Tisch family trust and 16,113 shares of Common Stock owned by Loews Corporation, of which Mr. Tisch is the CEO, the President, a director and a shareholder. Mr. Tisch disclaims beneficial ownership of the shares owned by Loews Corporation except to the extent of his pecuniary interest, if any, in those shares.

•	Kieran P. Murphy, Senior Vice President, General Electric Company, holds 345 shares of Common Stock;

•	Jérôme X. Pécresse, Senior Vice President, General Electric Company, holds 209 shares of Common Stock;

•	Russell Stokes, Senior Vice President, General Electric Company, holds 1,030 shares of Common Stock;

•	Scott Strazik, Senior Vice President, General Electric Company, holds 565 shares of Common Stock; and

•	Thomas S. Timko, Vice President, Controller & Chief Accounting Officer, General Electric Company holds 0 shares of Common Stock.

Item 5 (c) is hereby amended and restated in its entirety as follows:

(c) Except as set forth in this Amendment No. 1, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days. Set forth below is a list of transactions with respect to the Common Stock effected subsequent to the filing of the Original Schedule 13D in addition to those described in Item 4. All such transactions were effected in private transactions. The prices set forth in the table do not include commissions.

Reporting Person	Date	Shares	Price	Type
Jamie S. Miller	3/29/2019	1,451	$ 73.31	Sale
Trian Fund Management, L.P.	3/29/2019	277,580	$ 73.23	Sale
Trian Fund Management, L.P.	3/21/2019	100,000	$ 74.26	Sale
Trian Fund Management, L.P.	3/18/2019	2,951	$ 71.30	Sale

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

Pursuant to the Underwriting Agreement, Wabtec consented to the number of shares sold in the Offering exceeding the First Tranche Maximum (as defined in the Shareholders Agreement).

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Underwriting Agreement, dated May 1, 2019, by and among Westinghouse Air Brake Technologies Corporation, General Electric Company and Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, as representatives of the several underwriters listed in Schedule I thereto (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Westinghouse Air Brake Technologies Corporation on May 3, 2019).

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2019

General Electric Company

By:	/s/ Christoph A. Pereira
Name: Christoph A. Pereira
Title: Vice President, Chief Risk Officer and Chief Corporate Counsel

SCHEDULE I

dIRECTORS AND EXECUTIVE OFFICERS OF
gENERAL eLECTRIC cOMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO, AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

H. Lawrence Culp, Jr. (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Francisco D’Souza (Director)	Vice Chairman and Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management, L.P. New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Warburg Pincus, LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Professor, University of Pennsylvania Philadelphia, Pennsylvania	United States

Catherine Lesjak (Director)	Former Chief Financial Officer, HP Palo Alto, California	Canada

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Paula Rosput Reynolds (Director)	President and Chief Executive Officer, PreferWest LLC Seattle, Washington	United States

Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Michael J. Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman, General Electric Company; President & CEO, GE Aviation	United States

L. Kevin Cox (Senior Vice President, Chief Human Resources Officer)	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President, Chief Financial Officer)	Senior Vice President and Chief Financial Officer, General Electric Company	United States

Kieran P. Murphy (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Healthcare	Ireland

Jérôme X. Pécresse (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Renewable Energy	France

Russell Stokes (Senior Vice President)	Senior Vice President, General Electric Company; President & CEO, GE Power Portfolio	United States

Scott Strazik (Senior Vice President)	Senior Vice President, General Electric Company; CEO, GE Gas Power	United States

Thomas S. Timko (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States